Exhibit 99.1

New Gold Announces Launch of $400 Million Senior Notes Offering to Fund Tender Offer for Outstanding 7.50% Senior Notes

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, March 4, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) today announced that it has commenced an offering of $400 million aggregate principal amount of Senior Notes (the "Notes"). New Gold intends to use the net proceeds from the offering of the Notes, together with cash on hand, to fund the purchase of any and all of its outstanding 7.50% senior notes due 2027 (the "Existing Notes") and to pay related fees and expenses. New Gold intends to use the remainder of the net proceeds, if any, to redeem any Existing Notes remaining outstanding following the Tender Offer (as defined below) at 100% of the principal amount thereof on or about July 15, 2025.

As also announced today, New Gold has commenced a tender offer (the "Tender Offer") to purchase for cash any and all of the Existing Notes, subject to, among other conditions, the successful completion of the offering of the Notes. The Tender Offer is being made only by and pursuant to the terms and conditions of the related Offer to Purchase. The offering of the Notes is not conditional upon any minimum principal amount of Existing Notes being tendered and purchased in the Tender Offer.

The Notes will be offered and sold only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain prospectus exemptions.

The offer and sale of the Notes will not be registered under the Securities Act and the Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. This news release shall not constitute an offer to purchase or the solicitation of an offer to sell any Existing Notes in the Tender Offer, and this news release shall not constitute a notice of redemption for the Existing Notes.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than of historical fact, that address activities, events or developments that New Gold believes, expects or anticipates will or may occur in the future are forward-looking statements, including the completion and timing of the offering of the Notes, the intended use of proceeds from the offering of the Notes to fund the Tender Offer and the Company's intention to redeem any Existing Notes not tendered and the timing thereof. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such forward-looking statements.  Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2025/04/c1597.html

%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 08:18e 04-MAR-25